Exhibit 2


Grant footnote for PSUs


Award of performance stock units (PSUs) on February 15, 2013 pursuant to the terms of a Performance Stock Units Agreement and the Bank of America Corporation
  2003 Key Associate Stock Plan (KASP), which is exempt under Rule 16b-3(d) subject to the attainment of pre-established performance goals. One-half of the
  PSUs reported have performance goals based on the Company's three year average return on assets and one-half of the PSUs reported have performance goals based on the Company's three year average growth in adjusted tangible book value, both beginning on January 1, 2013 and ending December 31, 2015. To the extent earned, the award shall be settled 100% in cash based on the closing price of Bank of America common stock on the settlement date.